Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.

Subject Company: Massey Energy Company

 Commission File Number: [●]

This filing relates to a planned merger (the "Merger") between Alpha Natural Resources, Inc. ("Alpha") and Massey Energy Company ("Massey") pursuant to the terms of an Agreement and Plan of Merger, dated as of January 28, 2011 (the "Merger Agreement"), by and among Alpha, Mountain Merger Sub, Inc. and Massey. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Alpha on January 31, 2011, and is incorporated by reference into this filing.

The following is an internal communication to the employees of Alpha written by Alpha's Chief Executive Officer, Kevin S. Crutchfield, and published on February 7, 2011.

The Moment

A week ago, we woke up and came to work Monday morning thinking a little differently. Fresh in our minds was the news we announced on Saturday that Alpha had agreed to acquire our Central App neighbor, Massey Energy.

But maybe we didn’t really stop and absorb the magnitude of those 11 words in the headline, “Alpha Natural Resources and Massey Energy Agree To $8.5 Billion Combination.” Maybe we didn’t understand right away the subtleties of what we understand now.

Partnering with Massey Energy is something we’ve desired—and been preparing for—for some time now. It’s an opportunity to provide industry leadership that doesn’t come around often.

This is our moment – the moment we’ve all been waiting for.

In case you’re wondering, our combined (pro forma) sales in 2009 would have ranked us ahead of such Fortune 500 companies as MasterCard, Black & Decker and Owens Corning. Our combined market worth as of that Saturday would have put us only behind Peabody among U.S. coal suppliers.

It continues to astound me how far we’ve come and how fast. Alpha didn’t even exist 10 years ago. In 2002, a small group of people hatched an idea. The idea was a coal company whose success would ride on the energy of its people. People—specifically those working in the mines—became the heart of Alpha and the fuel that would thrust us forward.

It was pretty hard at the time to convince banks to lend us money with our sole collateral being faith in our people and a passion for the business. But they did. And the rest—10 acquisitions in less than eight years, and now Massey—is the story we continue to write today.

This story is first about people. And it’s a story about purpose.

Massey’s workforce of 7,300 people will instantly double our size to approximately 14,000 people when we close this transaction, hopefully this summer. Like us, they are good, hardworking people, people with integrity who want to do the right thing and care about one another. All those things that embody what we call Running Right.

No one can deny the strategic merits of bringing our assets together, nor dispel the enormous potential of bringing our people together. I can’t wait to see the energy that Running Right unleashes within each and every newcomer to the Alpha family. We’re eager to welcome new ideas on mining safely and new suggestions on mining more productively. We’re ready to embrace new concepts on caring for the land we use, and bettering the communities we live in.

There are a few more steps to complete before the deal is done. I expect that each company will schedule its shareholder vote by the middle of this year, pending the clearances we need to get from regulators. Our attention will be on getting the Massey operations integrated, running smoothly, realizing the synergies of the combination, and on board our Running Right platform. And, as always, safety will come first. We can have it no other way.

Someone once said, “The road to success is always under construction.” Yes, it seems like in our short period of existence, everyone within Alpha has had their nose to the grindstone and we’ve been in a constant state of construction. But a business that doesn’t evolve becomes a fossil pretty quickly.

I value everyone’s commitment and contribution to the ever-unfolding story of Alpha. I am absolutely convinced that the people of Massey and the people of Alpha will be great partners, leading our industry with pride and professionalism.

This week we plan to start setting up the integration process. You’ll be hearing more about this shortly. In the meantime, savor this moment…our moment. I hope you are as excited about the possibilities as I am!

Forward Looking Statements

Information set forth herein contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties.  Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov.  Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha will file with the SEC a registration statement on Form S-4 that will include a preliminary joint proxy statement/prospectus regarding the proposed merger.  After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to Alpha and Massey stockholders in connection with the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain a copy of the joint proxy statement/prospectus (when available) and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York  10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com.  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Alpha’s and Massey’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 30, 2010 and April 16, 2010, respectively. You can obtain free copies of these documents from Alpha or Massey using the contact information above.